December 19, 2024

Jonathan Mackenzie
Chief Accounting Officer
Medifast, Inc.
100 International Drive
Baltimore, MD 21202

       Re: Medifast, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response Dated November 26, 2024
           File No. 001-31573
Dear Jonathan Mackenzie:

        We have reviewed your November 26, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
November 18, 2024 letter.
 December 19, 2024
Page 2
Response Letter Dated November 26, 2024
Company Response to Staff Comment 1, page 1

1.     We note your response to prior comment 1 regarding the OPTAVIA convention
       cancellation non-GAAP adjustment. Please revise to remove this adjustment in future filings as it appears to be inconsistent with Question 100.01 of the SEC
Staff   s
       Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
Company Response to Staff Comment 3, page 2

2. We note your response to prior comment 3 regarding accelerated depreciation related to a supply chain optimization initiative. Please tell us about the remaining useful lives of the related supply chain assets as of September 30, 2024 and clarify the extent to which they will be utilized in your operations.
        Please contact Stephany Yang at 202-551-3167 or Melissa Gilmore at 202-551-3777
if you have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing